SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __ )

CyberGuard Corporation

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

231910100

(CUSIP Number)

Scott J. Hammack
CyberGuard Corporation
2000 West Commercial Blvd., Suite 200
Fort Lauderdale, Florida 33309
(954) 958-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices andCommunications)

October 2, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Subject 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 231910100	13D

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott J. Hammack

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS* PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	(7)	SOLE VOTING POWER
NUMBER OF		1,043,790
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		1,043,790

	(10)	SHARED DISPOSITIVE POWER

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,790

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.19%

(14)	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

     Common Stock, $.01 par value (the “Common Stock”) of CyberGuard Corporation, a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2000 West Commercial Boulevard, Suite 200, Fort Lauderdale, Florida 33309.

Item 2. Identity and Background.

     This statement is filed by Scott J. Hammack, a United States citizen. Mr. Hammack’s business address is 2000 West Commercial Blvd., Suite 200, Fort Lauderdale, Florida 33309. Mr. Hammack serves as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

     The Issuer is a leading network security solutions provider to Fortune 1000 companies, major leading financial institutions, and government agencies worldwide. Through a combination of proprietary and third-party technology, authentication, virus scanning, encryption, advanced reporting, high availability and centralized management, the Issuer provides a full suite of products and services that are designed to protect the integrity of electronic data and customer applications from unauthorized individuals and digital thieves. The Issuer’s business address is 2000 West Commercial Blvd., Suite 200, Fort Lauderdale, Florida 33309.

     During the past five years, Mr. Hammack has not been convicted in any criminal proceedings.

     During the past five years, Mr. Hammack has not been a party to any civil proceedings of a judicial or administrative body which has resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Mr. Hammack used personal funds to invest in the Issuer (“Investment”). The Investment consisted of Mr. Hammack’s investment of $250,000 in exchange for the issuance by the Issuer of (i) 142,857 shares of Common Stock at the price of $1.75 per share and (ii) a warrant representing the right to purchase 142,857 shares of Common Stock at the price of $1.75 per share through December 25, 2005 (“Warrant”), and another investment by Mr. Hammack of $250,000 in exchange for the issuance by the Issuer of 62,500 shares of Common Stock at the price of $4.00 per share.

     The above description of the terms and conditions of Mr. Hammack’s participation in the Investment transaction is qualified in its entirety to the complete description of such terms and conditions as set forth in the various Exhibits included as part of this filing.

     In addition to the above-described Investment, pursuant to various agreements between Mr. Hammack and the Issuer, Mr. Hammack has currently exercisable options to purchase 694,872 shares. Also, Mr. Hammack has currently 704 shares under the Issuer’s Employee Retirement Savings Plan.

Item 4. Purpose of the Transaction.

     Mr. Hammack participated in the Investment transaction for personal investment purposes.

     Mr. Hammack may from time to time exercise any options to purchase Common Stock which he now owns or any additional options that he subsequently receives from the Issuer. Mr. Hammack may also from time to time exercise the Warrant, in whole or in part, into shares of Common Stock. Mr. Hammack may also from time to time purchase or sell shares of Common Stock in the open market. Except as described herein, as of the date of this filing, Mr. Hammack does not have any plans or proposals which relate to or would result in: the acquisition of additional securities of the Issuer; the disposition of securities of the Issuer; an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any actions similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

     As of the date of this filing, Mr. Hammack is the beneficial owner of 1,043,790 shares of Common Stock, which constitutes 5.19% of the outstanding Common Stock of the Issuer, considering as currently outstanding the 837,729 shares of Common Stock beneficially owned by Mr. Hammack which are issuable upon exercise of vested options and upon exercise of the Warrant.

     Mr. Hammack has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 1,043,790 shares of Common Stock.

     Except as described herein, Mr. Hammack has not had any transactions in the capital stock of the Issuer in the past sixty days.

     No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the Common Stock beneficially owned by Mr. Hammack.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Except as set forth in Items 3, 4 and 5 and as provided in the Exhibits to this Schedule 13D, Mr. Hammack does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1.1	Agreement between the Issuer and Scott J. Hammack dated December 26, 2000.

1.2	Agreement between the Issuer and Scott J. Hammack dated January 17, 2001.

1.3	Stock Option Agreement dated December 22, 2000 between the Issuer and Scott J. Hammack.

1.4	Employment Agreement Amendment dated October 1, 2001 between the Issuer and Scott J. Hammack.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 2002

(Date)

/s/ Scott J. Hammack

Scott J. Hammack

Exhibit Index

Ex. 1.1	Agreement between the Issuer and Scott J. Hammack dated December 26, 2000.

Ex. 1.2	Agreement between the Issuer and Scott J. Hammack dated January 17, 2001.

Ex. 1.3	Stock Option Agreement dated December 22, 2000 between the Issuer and Scott J. Hammack.

Ex. 1.4	Employment Agreement Amendment dated October 1, 2001 between the Issuer and Scott J. Hammack.